UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: February 07, 2005                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                    FEBRUARY 7, 2005


        TUMI ACQUIRES THE SAN JORGE II CLAIM AND TERMINATES ITS RIGHTS TO
                THE JIMENEZ DEL TEUL OPTION AGREEMENT IN MEXICO


Vancouver, Canada - Tumi Resources Limited (the "Company') (TSXv - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, reports the signing, through its 100% owned Mexican subsidiary TMXI Resources S.A. de C.V. ("TMXI"), of an agreement for the acquisition of the San Jorge II claim, Jalisco, Mexico, and the termination of the Jimenez Del Teul Option Agreement (the "Jimenez Agreement").

The Company has recently executed an agreement for the acquisition of a 100% interest in the La Trini and Mololoa claims, Jalisco, Mexico. These are exciting new silver/gold exploration properties which merit significant additional work. Due diligence conducted to date has confirmed significant grades from check sampling completed by the Company's consulting geologists. The area around these claims also appears to hold potential for discoveries of additional mineralization and the Company has made it a priority to increase its land holdings in this area.

Following completion of a first phase work program at Jimenez Del Teul, which produced good results around the core claims but little evidence of sufficient tonnages for a large scale mining operation, the Company has decided to withdraw from the Jimenez Agreement and has exchanged its holdings of properties in the Jimenez area with additional ground owned by Minera San Jorge SA. de CV. ("MSJ") around La Trini and Mololoa. A property exchange agreement has been finalized with MSJ whereby the Company has exchanged all of its holdings in the Jimenez area for the San Jorge II claim, which surrounds the La Trini property, for no additional consideration, except for an entitlement of a 1% NSR by each party over the claims being exchanged. The San Jorge II claim is a large property that covers over 16,000 hectares and has had limited modern exploration.

Said Mr. Henstridge: "We are excited about completing this property exchange as we have now significantly consolidated our holdings around our newest exploration targets La Trini and Mololoa. We look forward to aggressively implementing our exploration programs in this area."

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM" (TM.V for quotes through yahoo.com), on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding its name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

On behalf of the Board                      COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
                                            or email:  mbermudez@chasemgt.com
/s/ DAVID  HENSTRIDGE                       website:  www.tumiresources.com
---------------------                       INVESTOR INFORMATION CONTACT:
David  Henstridge,                          Mining Interactive
President & CEO                             Nick L. Nicolaas at (604)657-4058 or
                                            email:  nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.